EXHIBIT 21

SUBSIDIARIES

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held

Lee Tat International Holdings Limited	British Virgin Islands	Investment holding	50,000 ordinary shares at US$1 each	100%

Lee Tat Transportation International Limited	Hong Kong	Logistic and delivery	10,000 ordinary shares for HK$10,000	100%

Cosmos Robotor Holdings Limited	British Virgin Islands	Investment holding	50,000 ordinary shares at US$0.001 each	100%

AiTeach International Limited	British Virgin Islands	AI Business	10,000 ordinary shares for HK$100	100%

Cosmos Robotor AI Education (Shenzhen) Limited	The People’s Republic of China	Education	N/A	100%